

December 9, 2011

Via E-mail
Michael Hawks
President, Secretary, Director
nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

> **Re: nycaMedia, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 25, 2011**
> **File No. 333-176720**

Dear Mr. Hawks:

　　We have reviewed your responses to the comments in our letter dated November 4, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Prospectus Summary, page 4

Our Business, page 4

1. Please revise the first paragraph to remove marketing language. Examples include "extensive knowledge and experience" and "specialized expertise." Please also revise the Description of Business section on page 17 accordingly.

2. Please refer to the second paragraph. Please delete the fourth bullet related to revenue or, alternatively, provide, in that bullet point, net income for that period, as well as revenue and net income or loss for the most recently completed audited and interim periods here as well.

3. Please reconcile your disclosure in the fourth paragraph that you anticipate running out of funds in November 2011 with your disclosure in the Liquidity and Capital Resources section on page 24 that you anticipate running out of funds in January 2012.

Summary Financial Information, page 5

4. Refer to the Statements of Operations on page 31. Your net loss for the nine months ended September 30, 2011 appears to be $(36,943). In addition, it appears from your balance sheet that total liabilities were $48,236 as of September 30, 2011. Please revise or advise.

Michael Hawks
nycaMedia, Inc.
December 9, 2011
Page 2

Description of Business, page 17

Our Business, page 17

5. We note your responses to our prior comments 11 and 12 and reissue in part. We note
    that some of your services appear to be supplied by third-party contractors. In your
    discussion of each principle service, please revise to clarify in greater detail the services
    provided on your premises or by your officers and the services that are contracted out, to
    the extent practicable.

Summary Compensation Table, page 27

6. We note your response to our prior comment 18 and your revised disclosure. We reissue
    our comment. Please refer here, by way of footnote, to the discussion found in your
    audited financial statements of the assumptions made in the valuation of the stock
    awards.

    You may contact Amy Geddes at (202) 551-3305 or Margery Reich at (202) 551-3347 if
you have questions regarding comments on the financial statements and related matters. Please
contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3210 with any
other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor